Blockchain Consortium, Inc.

CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Blockchain Consortium, Inc.

Results of Review of Interim Financial Information

We have reviewed the accompanying condensed balance sheet of Blockchain Consortium, Inc. as of June 30, 2020 and the related condensed statements of stockholders' deficit, operations, and cash flows for the six-month periods then ended June 30, 2020 and 2019 and the related notes (collectively referred to as the "interim financial statements"). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Oversight Board (United States) (PCAOB), the balance sheet of the Company as of December 31, 2019, and the related statements of stockholders' deficit, operations, and cash flows for the year then ended (presented herein); and in our report dated September 11, 2020, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of December 31, 2019, is fairly stated, in all material respects, in relation to the balance sheet from which it was derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company's management. We conducted our reviews in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

D. Brooks and Associates CPAs, P.A.

D. Brooks and Associates CPAs, P.A.
Palm Beach Gardens, Florida
September 11, 2020

4440 PGA Blvd, Suite 104 ■ Palm Beach Gardens, Florida 33410 ■ Main Office: 561.429.6225 ■ Fax: 561.282.3444

dbrookscpa.com

Blockchain Consortium, Inc.
Balance Sheets (Unaudited)

	June 30, 2020	December 31, 2019
ASSETS		
Current assets		
Cash	$ -	$ -
Total current assets	$ -	$ -
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Due to related party	$ 1,233	$ 470
Total current liabilities	1,233	470
Stockholders' deficit		
Common stock, no par value, 500,000 shares authorized, 3,000 and 1,000 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	-	-
Additional paid-in capital	3,000	1,000
Stock subscription receivable	(2,000)	-
Accumulated deficit	(2,233)	(1,470)
Total stockholders' deficit	(1,233)	(470)
Total liabilities and stockholders' deficit	$ -	$ -

See accompanying notes to the condensed unaudited financial statements.

Blockchain Consortium, Inc.
Statements of Operations (Unaudited)

	Six Months Ended	
	June 30, 2020	**June 30, 2019**
Revenue	$ -	$ -
Operating expenses		
General and adminstrative	763	150
Total operating expenses	(763)	(150)
Net loss	$ (763)	$ (150)
Weighted average common shares outstanding - basic and diluted	1,121	1,000
Basic and diluted loss per common share	$ (0.68)	$ (0.15)

See accompanying notes to the condensed unaudited financial statements.

Blockchain Consortium, Inc.
Statements of Stockholders’ Deficit (Unaudited)
For the Six Months Ended June 30, 2020 and 2019

	Common Stock				Additional Paid-in Capital		Stock Subscription Receivable		Accumulated Deficit		Total Stockholders' Deficit
	Shares		Amount								
Balance, December 31, 2019	1,000	$	-	$	1,000	$	-	$	(1,470)	**$**	**(470)**
Issuance of common stock	2,000		-		2,000		(2,000)		-		-
Net loss	-		-		-		-		(763)		**(763)**
Balance, June 30, 2020	3,000	$	-	$	3,000	$	(2,000)	$	(2,233)	**$**	**(1,233)**

	Common Stock				Additional Paid-in Capital		Accumulated Deficit		Total Stockholder's Deficit
	Shares		Amount						
Balance, December 31, 2018	1,000	$	-	$	1,000	$	(1,320)	**$**	**(320)**
Net loss	-		-		-		(150)		**(150)**
Balance, June 30, 2019	1,000	$	-	$	1,000	$	(1,470)	**$**	**(470)**

See accompanying notes to the condensed unaudited financial statements.

Blockchain Consortium, Inc.

Statements of Cash Flows (Unaudited)

	Six Months Ended	
	June 30, 2020	June 30, 2019
Cash flows from operating activities		
Net loss	$ (763)	$ (150)
Net cash flows used in operating activities	(763)	(150)
Cash flows from financing activities		
Advances received from related parties	763	150
Net cash flows provided by financing activities	763	150
Net change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes to the condensed unaudited financial statements.

Blockchain Consortium, Inc.
Notes to the Condensed Unaudited Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Blockchain Consortium, Inc. (the "Company") was incorporated in the state of Florida, effective November 14, 2017.

The Company is currently in a pre-revenue stage and was organized to develop, integrate, support, implement, maintain and explore blockchain applications. The Company seeks to have a positive effect of an artistic, charitable, economic, educational, cultural, literary, religious, social, ecological, or scientific nature by the use of blockchain technology and applications, including the advancement of knowledge of and about blockchain technology and applications.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) as a global pandemic and recommended containment and mitigation measures worldwide. While any potential disruption in the Company's operations is currently expected to be temporary, there is uncertainty around the duration and the total economic impact. Therefore, while the Company expects this matter to negatively impact its business, such events are generally outside of the Company's control and could have a material adverse impact on the Company's business, results of operations, and financial position in future periods.

NOTE 2 – LIQUIDITY AND GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles in the United States of America ("GAAP") applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred net losses and negative cash flow from operations since its inception, and is considered in a pre-revenue stage of operations. All operations and capital needs are being funded by proceeds from stock sales or a related party. As reflected in the financial statements, the Company has no cash on hand and an accumulated deficit of $2,233 as of June 30, 2020. For the six months ended June 30, 2020, the Company has incurred a net loss, and used cash in operations, of $763. These circumstances raise substantial doubt about the Company's ability to continue as a going concern for a period of 12 months from the date these financial statements were available to be issued. The ability of the Company to continue as a going concern is dependent on the Company's ability to implement its business plan, raise capital, and generate sufficient revenues. There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed financial statements in this report have been prepared by the Company without audit. In the opinion of management, all adjustments necessary to present the financial position, results of operations and cash flows for the stated periods have been made. Certain information and note disclosures normally included in the Company's annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These unaudited condensed financial statements should be read in conjunction with a reading of the Company's audited financial statements and notes thereto for the years ended December 31, 2019 and 2018, included in this Form 1-A filing. Interim results of operations for the six months ended June 30, 2020, are not necessarily indicative of future results for the full year.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year-end is December 31st.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Development Stage Company

The Company is a development stage company as defined in ASC 915, *Development Stage Entities*. The Company is devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities. The Company has elected to adopt application of Accounting Standards Update No. 2014-10, *Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements*. Upon adoption, the Company is no longer required to present or disclose inception-to-date information and other disclosure requirements of Topic 915.

Income Taxes

The Company has not recorded federal income tax expense due to the generation of a net operating loss. Deferred income taxes are accounted for using the balance sheet approach, which requires recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. No deferred tax assets or liabilities were recognized as of June 30, 2020 and December 31, 2019.

The Company identifies and evaluates uncertain tax positions, if any, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits and a corresponding liability is established on the balance sheet. The Company has not recognized a liability for uncertain tax positions. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company's tax years subject to examination by the Internal Revenue Service are 2017, 2018 and 2019.

Fair Value of Financial Instruments

The estimated fair value of certain financial instruments, including amounts due to related party are carried at historical cost basis, which approximates its fair value because of the short-term nature of these instruments.

Basic and Diluted Net Loss Per Share

The Company computes basic net loss per share in accordance with FASB ASC 260 *Earnings Per Share*. Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all potentially dilutive shares of common stock outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. There were no potentially dilutive shares of common stock outstanding as of June 30, 2020 and December 31, 2019.

Recently Issued Accounting Pronouncements

Income Taxes: In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12, *"Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes"* ("ASU 2019-12"), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company does not expect the adoption of ASU 2019-12 to have a significant impact on its financial statements and related disclosures.

NOTE 4 – RELATED PARTY TRANSACTIONS

As of June 30, 2020, the Company has not issued debt or equity instruments in exchange for cash or capital, except those transactions noted in Note 5. All expenses incurred related to the Company's operations have been funded with either stock issuance proceeds or by an entity considered to be a related party as the Company's stockholders are also stockholders and directors of the entity. Amounts due related party represents amounts due to this entity and totaled $1,233 and $470 as of June 30, 2002 and December 31, 2019, respectively. All amounts due to related parties are expected to be repaid by the Company.

NOTE 5 – CAPITAL STOCK

Authorized and Outstanding Shares

As of June 30, 2020, the Company has 500,000 authorized shares of Common Stock with no par value.

On June 19, 2020, the Company entered into two separate subscription agreements, each for the issuance of 1,000 shares of its common stock for $1 per share, for total proceeds of $2,000. As of June 30, 2020, no cash has been received for the issuance of these shares, thus the Company has recorded a contra-equity stock subscription receivable totaling $2,000.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 11, 2020, which is the date the financial statements were available to be issued.

Sale of Blockchain Consortium, Inc.

Effective July 15, 2020, the stockholders of the Company entered into a stock purchase agreement with the stockholder of AppleSeed Capital, Inc., a Florida Corporation, for the sale of 100% of the outstanding capital stock of the Company, in exchange for a $150,000 promissory note. The stockholders of the Company at the time of the stock purchase agreement were also directors and indirect stockholders of AppleSeed Capital, Inc.

The promissory note bears interest at 7.00% per annum until maturity. Principal and interest are due and payable in ten consecutive semi-annual installments of $15,523 each, commencing on January 15, 2021 and continuing each January 15 and July 15 until maturity date of July 15, 2026, when all unpaid principal and interest is due and payable in full.